Filed pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated June 8, 2011
Relating to Preliminary Prospectus Supplement dated June 1, 2011
Post-Effective Amendment No. 1 to Registration Statement No. 333-168464
PRICING TERM SHEET
Dated June 8, 2011 to the
Preliminary Prospectus Supplement Referred to Below
Teleflex Incorporated
$250,000,000
6.875% Senior Subordinated Notes due 2019
The information in this pricing term sheet relates only to the Senior Subordinated Notes offering and should be read together with (i) the preliminary prospectus supplement dated June 1, 2011 relating to the Senior Subordinated Notes offering, including the documents incorporated by reference therein, and (ii) the accompanying prospectus dated June 1, 2011, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	Teleflex Incorporated

Securities Offered:	6.875% Senior Subordinated Notes due 2019

Aggregate Principal Amount:	$250,000,000

Public Offering Price:	100%

Gross Proceeds:	$250,000,000

Net Proceeds:	Approximately $245.8 million, after deducting the underwriters’ discounts and commissions and net estimated offering expenses payable by the Issuer.

Maturity Date:	June 1, 2019

Annual Interest Rate:	6.875%

Yield to Maturity:	6.875%

Spread to Benchmark Treasury:	+442 basis points

Benchmark Treasury:	3.125% UST due May 15, 2019

Interest Payment Dates:	June 1 and December 1, beginning on December 1, 2011

Interest Payment Record Dates:	May 15 and November 15

Equity Clawback:	Prior to June 1, 2014, up to 35% may be redeemed at 106.875% plus accrued and unpaid interest.

Optional Redemption:	On or after the dates set forth below at the prices set forth below plus accrued and unpaid interest:
June 1, 2015: 103.438% June 1, 2016: 101.719% June 1, 2017 and thereafter: 100.000%

Make-whole Call:	Prior to June 1, 2015, at a make-whole premium based on Treasury Rate plus 50 basis points.

Change of Control:	Putable at 101% plus accrued and unpaid interest

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. J.P. Morgan Securities LLC

Pricing Date:	June 8, 2011

Expected Settlement Date:	June 13, 2011 (T+3)

Form of Offering:	SEC Registered

CUSIP / ISIN:	879369AB2 / US879369AB25

Ratings:*	B1 / BB- (Moody’s / S&P)

Denominations:	$2,000 and integral multiples of $1,000 in excess of $2,000.

Pro Forma Ratio of Earnings to Fixed Charges:	The pro forma ratio of earnings to fixed charges for the year ended December 31, 2010 is 2.1x and for the three months ended March 27, 2011 is 2.0x.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
The Issuer has filed a registration statement (including the preliminary prospectus supplement dated June 1, 2011 and an accompanying prospectus dated June 1, 2011) with the SEC, for the offering to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from BofA Merrill Lynch at 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department or emailing dg.prospectus_requests@baml.com, Goldman, Sachs & Co. at 200 West Street, New York, NY 10282, (866) 471-2526 or emailing prospectus-ny@ny.email.gs.com or J.P. Morgan at 383 Madison Avenue, 3rd Floor, New York, NY 10179, (800) 245-8812.

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